Exhibit 28.1
- ------------
                                                             Kevin Whalen
                                                             (612) 830-3251
                                                             Release #5571-796
[LOGO OF JOSTENS APPEARS HERE]
______________________________________________________________________________
FOR IMMEDIATE RELEASE


                 JOSTENS REPORTS NET INCOME OF $30.4 MILLION,
                   EPS OF 79 CENTS IN FISCAL FOURTH QUARTER

              FISCAL 1996 NET INCOME IS $51.6 MILLION, $1.28 EPS

             RESULTS ARE WITHIN RANGE ANNOUNCED BY COMPANY IN JUNE

     MINNEAPOLIS (July 31, 1996) -- Jostens Inc. (NYSE: JOS) today reported net income of $30.4 million, or 79 cents per share, in the fourth quarter of fiscal 1996. Those results compare with net income of $28.8 million, or 64 cents per share, in the year-earlier quarter. In June, the company publicly estimated that fourth-quarter EPS would be in a range from 74 cents to 79 cents.

     Sales in the quarter ended June 30 were $289.8 million, compared with $270.4 million a year earlier.

     For the full year, Jostens reported net income of $51.6 million, or $1.28 per share, compared with $50.4 million, or $1.11 per share, in fiscal 1995. Sales in 1996 were $695.1 million, up from $665.1 million in 1995.

     "We had a very strong finish, with record sales and earnings per share from our continuing businesses in the fourth quarter, our most critical time of the year," said Robert C. Buhrmaster, president and chief executive officer. "We were able to handle the high volume of business and bring it to the bottom line.

     "For the full year, our results were very good from a strategic standpoint," he said. "We stepped up the level of investment in our businesses in fiscal 1996, and gained share in our core markets. We sold nearly 10 percent more class rings -- the second straight year of improvement after a 12-year decline. We produced a record number of yearbook pages, and the profitability of the Recognition business improved dramatically."

     Buhrmaster said that the company performed as anticipated during the year, with two exceptions: higher than expected commission rates associated with the company's new class ring program, which resulted in higher unit volume; and additional fourth-quarter costs to produce yearbooks on time for consumers.

                                    -more-

JOSTENS EARNS $30.4 MILLION IN FOURTH QUARTER/2

     "Our strong fourth-quarter performance helped us recover from those one-time factors, but not quite to the degree we would have liked," Buhrmaster said.

FISCAL 1996 SEGMENT SUMMARY

     SCHOOL PRODUCTS.  Sales in the company's School Products segment increased
5.3 percent to $594.9 million, compared with $565 million in fiscal 1995. Operating profit was about flat with 1995. School Products includes Printing & Publishing, Jewelry, Graduation Products, Photography and Jostens Canada.

     "We continued to see volume improvements as a result of research-based marketing programs," Buhrmaster said. "The programs we've developed are generating additional sales; we are adjusting them to deliver appropriate profits, as well."

     RECOGNITION. Sales in the Recognition segment were $100.2 million, up slightly from $100.1 million in 1995. Operating profit, however, was up dramatically from fiscal 1995. During the year, Recognition focused on process improvements, cost reduction and market analysis.

     "This business did a terrific job through the year simplifying work processes and eliminating slow-moving products from our offering," Buhrmaster said. "We have a better understanding of the opportunities for this business, and we are encouraged by Recognition's prospects."

OTHER

     Fiscal 1996 earnings per share reflect the company's repurchase of 7 million shares, or 15 percent of shares outstanding, last September in a Modified Dutch Auction tender offer. Fiscal 1995 results included a loss of $4.9 million, or 11 cents per share, from discontinued operations and a charge of $634,000, or 1 cent per share, from adopting an accounting standard (SFAS
112) having to do with accounting for post-employment benefits.

SALES FORCE UPDATE

     In its press release of June 14, the company reported that it was approached by a group of its independent sales representatives seeking changes in their agreements and arrangements with Jostens. Since that time, company management has met with its representatives at annual sales meetings.

     "We do not anticipate changing our contractual relationships with the majority of our representatives," Buhrmaster said. "However, as we evolve from entrepreneurial territory selling to more organized consumer marketing programs in our Jewelry and Graduation Products businesses, we do expect some territory transitions to result.

                                    -more-

JOSTENS EARNS $30.4 MILLION IN FOURTH QUARTER/3

     "For about 50 representatives who serve the college market, the company anticipates a major change in the contract status. This arrangement will be worked out in time for implementation with the new contract period starting July 1, 1997," Buhrmaster said.

1997 OUTLOOK

     The company said it will continue to work on new programs and initiatives to drive volume increases during 1997, but that the level of investment will be more controlled and will be accompanied by additional emphasis on cost reduction.

     "We will continue with programs to upgrade systems, streamline processes and review manufacturing facilities," Buhrmaster said.

     Earlier this month, Jostens said it would close its class ring plant in Winnipeg, Manitoba, and shift its production to facilities in Denton, Texas, and Attleboro, Mass. The consolidation was completed this month. In addition, the company expects to expand its use of outside sources in the cap-and-gown business.

     The company also intends to introduce a new inventory cost accounting system in fiscal 1997 as part of the companywide systems upgrade program. This system results in a more accurate valuation of inventories and the recording of gross profit margins during interim periods in a manner consistent with that used to value inventory at year-end.

     "This system is an important step in providing a greater level of information about the costing and profitability of our various products to enable us to better manage our businesses," Buhrmaster said. "While the impact of the new system should have no effect on annual results, we expect gross profits in the first quarter to be lower and gross profits in the fourth quarter to be correspondingly higher than what would have been reported using the prior method."

     Jostens is a leading provider of products and services that help people recognize achievement and affiliation throughout their lives. The company's products include yearbooks, class rings, graduation products, school photography, and service and achievement awards for businesses.

                                     -end-

                        JOSTENS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          Three Months Ended                   Twelve Months Ended
                                               June 30,                             June 30,
                                     -----------------------------       -------------------------------
                                          1996           1995                  1996            1995
                                     --------------  -------------       ---------------   -------------
NET SALES                                 $ 289,753      $ 270,415             $ 695,149       $ 665,099

Cost of Products Sold                       151,929        134,710               332,212         313,659
                                     --------------  -------------       ---------------   -------------

                                            137,824        135,705               362,937         351,440

Selling and Administrative Expenses          84,094         83,752               268,135         256,822
                                     --------------  -------------       ---------------   -------------

OPERATING INCOME                             53,730         51,953                94,802          94,618

Net Interest Expense (Income)                 2,283            237                 7,323             725
                                     --------------  -------------       ---------------   -------------

INCOME FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES                          51,447         51,716                87,479          93,893

Income Taxes                                 21,081         21,243                35,854          38,027
                                     --------------  -------------       ---------------   -------------

INCOME FROM CONTINUING OPERATIONS            30,366         30,473                51,625          55,866

DISCONTINUED OPERATIONS:
Loss from Operations, Net of Tax                  -         (1,639)                    -          (4,864)

CUMULATIVE EFFECT OF CHANGES IN
ACCOUNTING PRINCIPLE, NET OF TAX                  -              -                     -            (634)
                                     --------------  -------------       ---------------   -------------

NET INCOME                                $  30,366      $  28,834             $  51,625       $  50,368
                                     ==============  =============       ===============   =============
EARNINGS (LOSS) PER COMMON SHARE:

Continuing Operations                    $      .79     $      .67            $     1.28      $     1.23

Loss from Discontinued Operations                 -          (0.03)                    -           (0.11)

Cumulative Effect of Changes in
Accounting Principle                              -              -                     -           (0.01)
                                     --------------  -------------       ---------------   -------------

Net Income                               $      .79     $      .64            $     1.28      $     1.11
                                     ==============  =============       ===============   =============

AVERAGE SHARES OUTSTANDING                   38,652         45,489                40,207          45,492

                                     ==============  =============       ===============   =============

                        JOSTENS, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                (In thousands)

                                                  (Unaudited)
                                                    June 30,
                                          ----------------------------
                                             1996             1995
                                          -----------     ------------
Assets
  Cash                                      $  11,079        $  12,373

  Short-term investments                        2,228          161,096

  Accounts receivable                         130,159          124,392

  Inventory                                    78,968           71,394

  Other assets                                 94,503          110,888

  Property and Equipment                       67,037           67,825

                                          -----------     ------------
                                            $ 383,974        $ 547,968
                                          ===========     ============


Liabilities and Shareholders' Investment
  Current Liabilities                         214,876          196,087

  Short-term borrowings                        27,587                -

  Long-term debt                                3,874           53,899

  Other Non-Current Liabilities                15,836           27,369

  Shareholders' Investment                    121,801          270,613

                                          -----------     ------------
                                            $ 383,974        $ 547,968
                                          ===========     ============